Filed Pursuant to Rule 424(b)(3)
File No.: 333-130114

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED MAY 15, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), and Prospectus Supplement No. 1 dated May 3, 2007. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To provide information regarding distributions recently declared by our board of directors;

C.	To describe the potential acquisition by Hines REIT of a property located in Seattle, Washington;

D.	To describe an acquisition by the Core Fund of a portfolio of office properties located in Sacramento, California; and

E.	To describe the terms of a new borrowing under our existing credit facility with HSH Nordbank.

A. Status of our Current Offering

As of May 8, 2007, we have received gross proceeds of approximately $592.3 million from the sale of approximately 57.2 million of our common shares in our current public offering, including approximately $24.0 million relating to approximately 2.4 million shares issued under our dividend reinvestment plan. As of May 8, 2007, approximately $1,431.6 million in shares remained available for sale pursuant to the offering, exclusive of approximately $176.0 million in shares available under our dividend reinvestment plan.

B. Distributions Declared by Our Board of Directors

Our board of directors has declared distributions for the month of May 2007. The distributions will be calculated based on shareholders of record each day during such month in an amount equal to $0.00170959 per share, per day. These distributions will be aggregated and paid in cash in July 2007.

C. Potential Acquisition of 5th and Bell by Hines REIT

On May 11, 2007, we entered into a contract with Touchstone Seattle Venture II to acquire 5th and Bell, an office building located in the central business district of Seattle, Washington. The seller is not affiliated with us or our affiliates. 5th and Bell is a six story office building constructed in 2002. The building consists of 197,135 square feet of rentable area and is approximately 84% leased. Koninklijke Philips Electronics N.V., a global electronics company, leases 119,999 square feet or approximately 61% of the building’s rentable area, under a lease that expires in June 2012 and provides an option to renew for one three-year period. Edelman, a public relations firm, leases 20,822 square feet or approximately 11% of the building’s rentable area, under a lease that expires in August 2014 and provides an option to negotiate a renewal during the second to last year of the lease term based on then-current market rates. The remaining lease space is leased to two retail tenants, neither of which leases more than 10% of the building’s rentable area.

The maximum net contract purchase price for 5th and Bell is expected to be $72.2 million, exclusive of transaction costs, financing fees and working capital reserves. We expect to fund the acquisition using borrowings under our HSH Credit Facility and proceeds from our current public offering. In connection with the acquisition of this property, we expect to pay our Advisor a maximum of approximately $361,000 in cash acquisition fees. Likewise, the interest in the Operating Partnership represented by the Participation Interest will increase as a result of the acquisition.

We anticipate that the closing will occur on or about June 29, 2007, subject to a number of customary closing conditions. We expect to fund a $10 million earnest money deposit on May 16, 2007. There is no guarantee that this acquisition will be consummated and if we elect not to close on 5th and Bell, we could forfeit up to $3.6 million of our earnest money deposit.

D. Acquisition of the Sacramento Properties by the Core Fund

On May 1, 2007, an indirect subsidiary of the Core Fund acquired a portfolio of office buildings located in and around the Sacramento metropolitan area (the “Sacramento Properties”) for approximately $490.2 million, exclusive of transaction costs, financing fees and working capital reserves. The Sacramento Properties are comprised of six office properties, which include 15 office buildings consisting of approximately 1.4 million square feet, in aggregate. The sellers, subsidiaries of the Blackstone Group, are not affiliated with the Core Fund, us or any of our affiliates. Including this acquisition, the Core Fund holds interests in a portfolio of 21 office properties. The Operating Partnership owned an approximate 30% interest in the Core Fund as of the date of this acquisition. Detailed information regarding each of the six properties acquired by the Core Fund is as follows:

Wells Fargo Center is a 30-story office building located in the central business district of Sacramento. The building was constructed in 1992, consists of 502,887 square feet of rentable area and is 94% leased. The building is leased to 42 tenants, none of which leases more than 10% of the building’s rentable area.

Johnson Ranch Corporate Center consists of two five-story office buildings located in Roseville, California. The buildings were constructed in 1992 and 1998 and consist of 180,854 square feet of rentable area that is 93% leased. Centex Corporation, a residential construction company, leases 42,790 square feet or approximately 24% of the buildings’ rentable area under a lease that expires in May 2010. The remaining lease space is leased to 47 tenants, none of which leases more than 10% of the buildings’ rentable area.

Roseville Corporate Center is a three-story office building located in Roseville, California. The building was constructed in 1999 and consists of 111,418 square feet of rentable area that is 97% leased. Prudential Insurance Company, a financial services company, leases 39,162 square feet or approximately 35% of the building’s rentable area under a lease that expires in August 2010. Verizon California Inc., a wireless communication provider, leases 24,213 square feet or approximately 22% of the building’s rentable area under a lease that expires in August 2009. Umpqua Bank, a financial services company, leases 12,937 square feet or approximately 12% of the building’s rentable area under a lease that expires in June 2012. The remaining lease space is leased to 9 tenants, none of which leases more than 10% of the building’s rentable area.

Summit at Douglas Ridge consists of two thee-story office buildings located in Roseville, California. The buildings were constructed in 2004 and 2005 and consist of 185,121 square feet of rentable area that is 79% leased. Beazer Homes USA, a homebuilder, leases 22,694 square feet or approximately 12% of the buildings’ rentable area under a lease that expires in July 2013. The remaining lease space is leased to 24 tenants, none of which leases more than 10% of the buildings’ rentable area.

Olympus Corporate Center consists of two thee-story office buildings and two two-story office buildings located in Roseville, California. The buildings were constructed between 1992 and 1996 and consist of 190,729 square feet of rentable area that is 96% leased. Paramount Equity Mortgage, a financial services company, leases 20,525 square feet or approximately 11% of the buildings’ rentable area under a lease that expires in July 2013. The remaining lease space is leased to 37 tenants, none of which leases more than 10% of the buildings’ rentable area.

Douglas Corporate Center consists of two thee-story office buildings located in Roseville, California. The buildings were constructed in 1990 and 2003 and consist of 213,379 square feet of rentable area that is 91% leased. New York Life Insurance Company, a financial services company, leases 22,771 square feet or approximately 11% of the buildings’ rentable area under a lease that expires in August 2011. The remaining lease space is leased to 31 tenants, none of which leases more than 10% of the buildings’ rentable area.

Description of Debt Related to the Acquisition of the Sacramento Properties

In connection with the acquisition of the Sacramento Properties, on May 1, 2007, an indirect subsidiary of the Core Fund entered into three mortgage agreements with Bank of America in the principal amount of $237.3 million and borrowed $36.0 million under its revolving credit facility with KeyBank. The Bank of America loans bear interest at fixed rates of 5.5 — 5.6%, per annum, and have terms of five, seven and ten years. One additional loan is expected to close on or about May 25, 2007 which will be used to repay proceeds borrowed from KeyBank. The loans are secured by the Sacramento Properties. Each mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens. None of these loans are recourse to the Core Fund or to us.

E. New Borrowing Under Credit Facility with HSH Nordbank

On May 2, 2007, we borrowed $119.0 million under our HSH Credit Facility. The $119.0 million borrowing is secured by mortgages or deeds of trust and related assignments and security interests on two of our directly owned properties: The Daytona Buildings and the Laguna Buildings, both of which are located in Redmond, Washington. The subsidiaries that directly own such properties are the borrowers under the loan documents. The borrowing matures on May 2, 2017 and bears interest at a variable rate based on one-month LIBOR plus a margin of 0.40%. The interest rate on such borrowing has been effectively fixed at 5.355% as a result of an interest rate swap agreement we entered into with HSH Nordbank.